

February 3, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Terry C. Turner
President, CEO, and Chairman of the Board
Golden Eagle International, Inc.
675 Bering Drive
Houston, TX 77057

> **Re: Golden Eagle International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 15, 2009**
> **File No. 0-23726**

Dear Mr. Turner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your statement in your most recent Form 10-Q filed November 19, 2008 that, "[o]ur auditors have issued a going concern opinion on our audited financial statements for the fiscal year ended December 31, 2007 as we had a significant working capital deficit and we had substantial losses since our inception. These and other matters raise substantial doubt about our ability to continue as a going concern." Please revise to include the information relating to the substantial

doubt about your ability to continue as a going concern and how it relates to the proposed reverse stock split.

Beneficial Ownership Information

2.   Please revise your table headings to accurately reflect the information presented.

Proposal 1 – Authorization for the Board to Effect a Reverse Stock Split

3.   We note your statement in the Q&A section that "We have no other *commitment* to issue any additional shares of common stock at this time." (emphasis added) Please state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the proposed available authorized shares of stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

4.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the change in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

5.   Discuss the potential dilutive effects of the reverse stock split on your current shareholders, such as if in the future you issue shares of the newly available authorized but unissued common stock.

6.   Based on the disclosure in the table under the Q&A "Why are the shareholders being asked to consider the reverse stock split at this time?," it appears that the voting power of the Series B Stock will only be reduced by ½ rather than 1/500 like your other classes of securities upon consummation of the reverse stock split. Please provide better disclosure of the Series B Stock. Disclose the material terms of and the circumstances under which you issued the Series B Stock, and identify the beneficial owner(s) of the Series B Stock. Disclose that, as a result of the reverse stock split, the holders of the Series B Stock will enjoy 250 times more voting power per share of Series B when compared to the voting power of the common stock.

<u>Closing Comments</u>

  As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3611 with any other questions.

        Sincerely,

        Anne Nguyen Parker
        Branch Chief